SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a- 16 OR 15d- 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

General Company of Geophysics
 (Translation of Registrant’s Name Into English)

1, rue Léon Migaux,
91341 Massy
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

First quarter 2002 results

Improvement in the operating performance of Services,
Sercel maintains its profitability

Paris, May 15th 2002

Compagnie Générale de Géophysique (SRD 12016 — NYSE GGY) published today its unaudited consolidated results for the first quarter of 2002.

At Euros 157.8 million, revenues for the first quarter of 2002 were down 13 % compared to Euros 182.2 million for the first quarter of 2001.

Total revenues for Geophysical Services for the first quarter 2002 were Euros 107.2 million, down 15 % compared to Euros 126.0 million for the first quarter of 2001.

The Land activity recorded a decrease of 30 % in revenues for the 2002 first quarter at Euros 35.1 million compared to Euros 49.9 million for the 2001 first quarter. On average, 12 crews were in operation across the period, compared to 16 last year. This significant downturn in activity is a consequence of our low backlog in the fourth quarter 2001. The current recovery of this backlog allows us to anticipate an overall level of Land activity for 2002 at least equivalent to that of 2001.

The Offshore activity at Euros 41.1 million for the 2002 first quarter, was down 20 % compared to Euros 51.6 million for the 2001 first quarter and stable after accounting for the change in perimeter, following the sale of our positioning activity and the upgrade of the Mistral in dry dock until the 15th of July 2002. The net book value of our offshore seismic data library at the end of March is Euros 103 million. Multi-client after sales are at a lower level than last year following a slow decision process among major clients. However, according to our current prospects, we can anticipate a significant compensating mechanism taking place across the second and third quarter, whereas the fleet programme is fully committed until the fourth quarter of 2002.

The Processing-Reservoir activity at Euros 30.8 million for the 2002 first quarter recorded a 28 % increase of revenues compared to Euros 24.1 million for the first quarter of 2001 following the upturn that had already started during the 4th quarter 2001 based on increased volumes of applications related to development and production of reservoirs, in particular high resolution surveys, depth imaging and 4D.

For the 2002 first quarter, Sercel revenues amounted to Euros 61.8 million, down 5 % compared to Euros 65.4 million for the first quarter of 2001. External revenues for the 2002 first quarter represented Euros 50.8 million compared to Euros 56.2 million. Within a globally weaker equipment market than last year, especially for land equipment, Sercel maintained a very encouraging level of activity due to its strong market position. Furthermore, the upturn in the marine equipment market, after two years of low activity, is taking shape in our backlog.

Operating result for the 2002 first quarter shows a Euros 7.1 million profit, a significant improvement compared to Euros 1.7 million for the 2001 first quarter. The improvement in operating margin mainly comes from Services whereas Sercel maintained its level of profitability.

EBITDA for the 2002 first quarter is Euros 40.5 million, representing 26% of the revenues, compared to Euros 36.7 million during the 2001 first quarter.

Net Group result for the 2002 first quarter is a Euros 5.6 million loss, after in particular a total charge of Euros 8.2 million for interest expenses and exchange loss, compared to the Euros 6.0 million loss of the 2001 first quarter.

The backlog as of May 1st 2002 stands at Euros 310 million including Euros 250 million for Services compared respectively to Euros 300 millions and Euros 220 millions on May 1st 2001.

Chairman and CEO Robert Brunck stated :

“Our results for this first quarter of 2002 are in line with our expectations and with the vision expressed during our previous communication of March 15th. The improvement in the operating performance of Services, the result of Sercel kept at a high level of profitability, and finally the Group’s backlog are very encouraging indicators. This positive trend should develop and consolidate our recovery in the coming quarters, within a market which should materialize its definite upturn with the global economic recovery anticipated for the second half of the year”

	End of March

	2002	2001

	Million Euros
Consolidated Statement of Earnings
French GAAP
Operating revenues	157.8	182.2
Operating Result before goodwill amortization	7.1	1.7
Income (loss) from equity investments	0.2	1.5
Goodwill amortization	(1.7)	(1.5)
Net interest expenses	(6.7)	(5.9)
Exchange gains (loss)	(1.5)	0.2
Income taxes	(3.0)	(2.0)
Net Group income (loss)	(5.6)	(6.0)

Earnings per share (Euros)	(0.48)	(0.53)

Summary of cash flows
Cash flow from operations	64.2	38.6
Capital expenditure	(17.1)	(9.6)
Investment in library	(31.5)	(14.2)

(EBITDA)	40.5	36.7

Equity and net debt
Shareholders’ Equity	462.1	441.6
Net debt	(226.4)	(236.9)
Gearing ratio	49.0%	53.6%

Segment Information

Operating Revenues
Services	107.2	126.0
Products	61.8	65.4
Elimination	(11.2)	(9.2)

Total	157.8	182.2

Operating profit (loss)
Services	0.2	(7.2)
Products	11.8	11.9
Corporate	(2.5)	(1.7)
Elimination	(2.4)	(1.3)

Total	7.1	1.7

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry providing a wide range of seismic data acquisition. processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact :
Christophe PETTENATI AUZIERE	tel. +33 1 64 47 36 75
Christophe BARNINI	tel. +33 1 64 47 38 10
Email : invrel@cgg.com	Internet : www.cgg.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux
91341 - Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : May 15th 2002	By Senior Executive Vice President,
Strategy , Control & corporate planning
/Christophe PETTENATI AUZIERE /

*Print the name and title of the signing officer under his signature.